UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-41762
CUSIP NUMBER 60251H 102

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:January 31, 2026

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PINEAPPLE EXPRESS CANNABIS COMPANY
Full Name of Registrant

Former Name, If Applicable

300 PEACHTREE STREET NE #1775
Address of Principal Executive Office (Street and Number)

ATLANTA, GA 30808
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be file within the prescribed time period.

On April 25, 2026, Pineapple Express Cannabis Company (the “Company”) dismissed Aloba Awomolo & Partners (“Aloba”), PCAOB Firm ID No. 7275, as the Company’s independent registered public accounting firm. On April 30, 2026, the Company’s Board of Directors engaged Boladale Lawal & Co. (Chartered Accountants), PCAOB Firm ID No. 6993 (“Boladale Lawal”), as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ended January 31, 2026. The change in independent registered public accounting firm has been reported on a Current Report on Form 8-K filed contemporaneously herewith.

As a direct result of the foregoing change in auditors, Boladale Lawal requires additional time to complete its audit procedures with respect to the Company’s consolidated financial statements as of and for the fiscal year ended January 31, 2026, including procedures associated with the transition between predecessor and successor auditor in accordance with PCAOB AS 2610. The Company has determined that it is unable to complete the preparation, audit, and review of the financial statements and related disclosures required to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026 within the prescribed period without unreasonable effort or expense.

In accordance with Rule 12b-25(b)(2)(ii), the Company will file the Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

FRANK YGLESIAS	(404)	734-3277
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fiscal year ended January 31, 2026 will reflect a significant change as compared to the fiscal year ended January 31, 2025. The Company expects to report a materially larger net loss for the fiscal year ended January 31, 2026 than for the fiscal year ended January 31, 2025, principally as a result of (i) the assumption of convertible notes payable in connection with a share exchange completed on March 5, 2025, which generated significant non-cash interest expense, amortization of debt discount, and changes in the fair value of the related derivative liabilities during the fiscal year, and (ii) increased general and administrative expenses incurred in connection with the Company’s transition activities and ongoing public-company reporting obligations. A reasonable quantitative estimate of the change cannot be provided at this time because the Company’s audited consolidated financial statements for the fiscal year ended January 31, 2026 have not been finalized.

PINEAPPLE EXPRESS CANNABIS COMPANY

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 1, 2026

By:  /s/ Frank Yglesias

Name: Frank Yglesias

Title: Chairman, President and Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)